Exhibit 99.2

Fourth Quarter 2023 Financial Results February 8, 2024 1

Colliers | 2

Forward-Looking Statements

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the ability to attract new capital commitments to our Investment Management funds and retain existing capital under management; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersecurity risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage loans; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitability; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2022 under the heading "Risk Factors" (which factors are adopted herein, and which can be accessed at www.sedarplus.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Non-GAAP measures

This presentation makes reference to certain non-GAAP measures, including local currency ("LC") revenue growth rate, internal revenue growth rate, Adjusted EBITDA ("AEBITDA"), Adjusted EPS ("AEPS"), free cash flow, assets under management ("AUM"), fee paying assets under management ("FPAUM"). Please refer to Appendix for reconciliations to GAAP measures.

USD LC (1) Revenue 4,335.1 4,459.5 -3% -3% Adjusted EBITDA 595.0 630.5 -6% -6% Adjusted EBITDA Margin 13.7% 14.1% Adjusted EPS 5.35 6.99 -23% GAAP Operating Earnings 300.9 332.5 -9% GAAP Operating Earnings Margin 6.9% 7.5% GAAP diluted EPS 1.41 1.05 34% Twelve months ended December 31 2023 2022 % Change Colliers 3 (US$ millions, except per share amounts) Highlights Robust revenue growth continues in high - value recurring services More than 70% of earnings now come from recurring services Market - driven transaction slowdown in Capital Markets and, to a lesser extent, Leasing USD LC (1) Revenue 1,235.2 1,222.4 1% 0% Adjusted EBITDA 198.4 202.7 -2% -3% Adjusted EBITDA Margin 16.1% 16.6% Adjusted EPS 2.00 2.31 -13% GAAP Operating Earnings 132.6 103.8 28% GAAP Operating Earnings Margin 10.7% 8.5% GAAP diluted EPS 1.42 0.51 178% Three months ended December 31 2023 2022 %Change (1) Local Currency

% Change over 2022 USD LC Investment Management (1) 29% 28% Outsourcing & Advisory 11% 11% Leasing -5% -5% Capital Markets -35% -35% Total -3% -3% Revenue Mix 2023 2022 Investment Management 11% 9% Outsourcing & Advisory 48% 42% Leasing 25% 25% Capital Markets 16% 24% Total 100% 100% Colliers 4 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing Local currency internal growth: - 8% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 38%                                               Full Year Consolidated Revenues (US$ millions)

38% 27% 35% 48% 25% 16% 11% 59% Recurring 73% Recurring 2023 Revenue by Service 2023 AEBITDA by Service Colliers 5 Please refer to Slide 19 Outsourcing & Advisory Leasing Capital Markets Leasing and Capital Markets Year ended December 31, 2023 Broad Diversification Investment Management

% Change over Q4 2022 USD LC Investment Management (1) 6% 6% Outsourcing & Advisory 12% 10% Leasing -5% -6% Capital Markets -16% -16% Total 1% 0% Revenue Mix Q4 2023 Q4 2022 Investment Management 10% 10% Outsourcing & Advisory 47% 42% Leasing 26% 28% Capital Markets 17% 20% Total 100% 100% Colliers 6 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing Local currency internal growth: - 2% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 4%                                   4  4  Fourth Quarter Consolidated Revenues (US$ millions)

Colliers 7 Fourth Quarter Geographic Mix Q4 2023 Revenues Q4 2022 Revenues $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            Q4 2023 AEBITDA Q4 2022 AEBITDA (1) Q4 2023 GAAP Operating Earnings: $53.3M Americas, $28.9M EMEA, $26.0M Asia Pacific, $41.5M Investment Management (2) Q4 2022 GAAP Operating Earnings: $52.0M Americas, $30.4M EMEA, $29.0M Asia Pacific, $(18.8M) Investment Management $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            (US$ millions)

Colliers 8 GAAP Operating Earnings: Q4 2023 $53.3M at 7.9% margin; Q4 2022 $52.0M at 7.7% margin Lower Capital Markets and Leasing activity partly offset by higher Outsourcing & Advisory revenues Adjusted EBITDA impacted by declines in higher margin transactional revenues Fourth Quarter Americas (US$ millions)                         4  4  USD LC Revenue Growth 0% -1% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 9 GAAP Operating Earnings: Q4 2023 $28.9M at 12.3% margin; Q4 2022 $30.4M at 13.3% margin Lower Capital Markets activity, particularly in Germany and the Nordics, partly offset by higher Outsourcing & Advisory revenues Adjusted EBITDA margin impacted by changes in service mix Fourth Quarter EMEA (US$ millions)                         4  4  USD LC Revenue Growth 3% -2% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 10 GAAP Operating Earnings: Q4 2023 $26.0M at 13.5% margin; Q4 2022 $29.0M at 15.0% margin Revenue decline attributable to lower Capital Markets activity offset by acquisitions Adjusted EBITDA impacted by changes in service mix Fourth Quarter APAC (US$ millions)                         4  4  USD LC Revenue Growth -1% 0% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 11 GAAP Operating Earnings: Q4 2023 $41.5M at 32.2% margin; Q4 2022 ($18.8M) at (15.5%) margin Growth driven by higher management fees from increased assets under management year over year $98.2 billion AUM as of December 31, 2023 • Up 1% versus December 31, 2022 • Nearly flat versus September 30, 2023 Fourth Quarter Investment Management (US$ millions)                   4  4  USD LC Revenue Growth 6% 6% Revenue Growth* 5% 4% *excluding pass-through carried interest Revenues AEBITDA Pass - through carried interest Investment Management

Colliers 12 51% 21% 24% 4% Alternatives Infrastructure Traditional Real Estate Credit AUM by Asset Class 37% 51% 12% Perpetual Capital Long-dated Funds Managed Accounts AUM by Strategy 78% 22% North America EMEA AUM by Geography AUM: $98.2B | FPAUM: $50.8B Focus on long - duration, highly differentiated AUM Investment Management

(1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 13 Cash $ 181.1 $ 173.7 Total Debt 1,502.6 1,439.1 Net Debt $ 1,321.5 $ 1,265.4 Convertible Notes - 226.5 Redeemable non-controlling interests 1,072.1 1,079.3 Shareholders' equity 850.5 493.4 Total capitalization $ 3,244.1 $ 3,064.6 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.2x 1.8x Capital Expenditures $ 84.5 $ 67.7 Acquisition Spend (2) $ 152.1 $ 1,167.5 Twelve months ended December 31, 2023 December 31, 2022 December 31, 2023 December 31, 2022 Highlights • Leverage ratio of 2.2x • 66% of debt at fixed rates as of December 31, 2023 • Anticipating capital expenditures of $75 - $80 million in 2024 (US$ millions) Capitalization & Capital Allocation

Colliers 14 (US$ millions) Outlook for 2024 • Capital Markets and Leasing conditions expected to remain challenging in the first half of the year followed by year - over - year growth in the second half • Outsourcing & Advisory revenue growth is expected to remain resilient • Investment Management revenues expected to grow in line with fundraising, which is expected to improve relative to 2023 The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit ava ila bility for commercial real estate transactions could materially impact the outlook. Outlook for 2024 Actual 2023 Measure +5% to +10% - 3% Revenue growth +5% to +15% - 6% Adjusted EBITDA growth +10% to +20% - 23% Adjusted EPS growth

Appendix Reconciliation of non - GAAP measures

Colliers 16 Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 81,221 $ 61,972 $ 144,691 $ 194,544 Income tax 29,974 24,976 68,086 95,010 Other income, including equity earnings from non-consolidated investments (912) (2,329) (5,919) (5,645) Interest expense, net 22,347 19,163 94,077 48,587 Operating earnings 132,630 103,782 300,935 332,496 Loss on disposal of business operations - (524) 2,282 26,834 Depreciation and amortization 51,087 51,542 202,536 177,421 (Gains) losses attributable to MSRs (5,436) 6,829 (17,722) (17,385) Equity earnings from non-consolidated entites 707 1,856 5,078 6,677 Acquisition-related items (6,406) 26,406 47,096 77,144 Restructuring costs 15,435 5,023 27,701 5,485 Stock-based compensation expense 10,361 7,772 27,087 21,853 Adjusted EBITDA $ 198,378 $ 202,686 $ 594,993 $ 630,525 Three months ended Twelve months ended December 31, 2023 December 31, 2022 December 31, 2023 December 31, 2022

Colliers 17 Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share (US$ thousands) Net earnings $ 81,221 $ 61,972 $ 144,691 $ 194,544 Non-controlling interest share of earnings (17,593) (16,222) (56,560) (53,919) Interest on Convertible Notes - 2,300 2,861 9,200 Loss on disposal of operations - (524) 2,282 26,834 Amortization of intangible assets 36,269 39,111 147,928 128,741 (Gains) losses attributable to MSRs (5,436) 6,829 (17,722) (17,385) Acquisition-related items (6,406) 26,406 47,096 77,144 Restructuring costs 15,435 5,023 27,701 5,485 Stock-based compensation expense 10,361 7,772 27,087 21,853 Income tax on adjustments (13,313) (19,835) (48,359) (42,486) Non-controlling interest on adjustments (5,534) (3,804) (22,667) (15,262) Adjusted net earnings $ 95,004 $ 109,028 $ 254,338 $ 334,749 (US$) Diluted net earnings per common share $ 1.42 $ 0.48 $ 1.38 $ 0.97 Interest on Convertible Notes, net of tax - 0.04 0.04 0.14 Non-controlling interest redemption increment (0.08) 0.49 0.47 1.97 Loss on disposal of operations - - 0.05 0.56 Amortization expense, net of tax 0.47 0.50 1.92 1.63 (Gains) losses attributable to MSRs, net of tax (0.07) 0.08 (0.21) (0.20) Acquisition-related items (0.14) 0.51 0.83 1.45 Restructuring costs, net of tax 0.24 0.08 0.43 0.08 Stock-based compensation expense, net of tax 0.16 0.13 0.44 0.39 Adjusted EPS $ 2.00 $ 2.31 $ 5.35 $ 6.99 Diluted weighted average shares for Adjusted EPS (thousands) 47,582 47,215 47,504 47,897 Three months ended Twelve months ended December 31, 2023 December 31, 2022 December 31, 2023 December 31, 2022 Three months ended Twelve months ended December 31, 2023 December 31, 2022 December 31, 2023 December 31, 2022

Colliers 18 (US$ thousands) Net cash provided by operating activities $ 157,103 $ 238,501 $ 165,661 $ 67,031 Contingent acquisition consideration paid 469 285 39,115 69,224 Purchase of fixed assets (24,113) (25,874) (84,524) (67,681) Cash collections on AR Facility deferred purchase price 33,106 (57,052) 124,313 288,004 Distributions paid to non-controlling interests (9,578) (8,193) (77,400) (62,926) Free cash flow $ 156,987 $ 147,667 $ 167,165 $ 293,652 Three months ended Twelve months ended December 31, 2023 December 31, 2022 December 31, 2023 December 31, 2022 Reconciliation of net cash flow from operations to free cash flow

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 19 Other Non - GAAP Measures

Appendix Full Year Regional Details

Colliers 21 Full Year Geographic Mix 2023 Revenues 2022 Revenues $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            2023 AEBITDA 2022 AEBITDA (1) 2023 GAAP Operating Earnings: $174.6M Americas, $5.5M EMEA, $62.7M Asia Pacific, $103.1M Investment Management (2) 2022 GAAP Operating Earnings: $254.4M Americas, $9.9M EMEA, $72.3M Asia Pacific, $37.1M Investment Management $PHULFDV      (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            (US$ millions)

Colliers 22 GAAP Operating Earnings: 2023 $174.6M at 7.0% margin; 2022 $254.4M at 9.2% margin Market - driven decline in Capital Markets and, to a lesser extent, Leasing Internal growth in Outsourcing & Advisory as well as acquisitions Adjusted EBITDA impacted by changes in service mix and an $11.4 million gain on the termination of a lease which favourably impacted the prior year Full Year Americas (US$ millions)                                   USD LC Revenue Growth -9% -9% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 23 GAAP Operating Earnings: 2023 $5.5M at 0.8% margin; 2022 $9.9M at 1.4% margin Lower Capital Markets and Leasing revenues almost fully offset by growth in Outsourcing & Advisory revenues Adjusted EBITDA impacted by changes in service mix Full Year EMEA (US$ millions)                           USD LC Revenue Growth 2% -1% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 24 GAAP Operating Earnings: 2023 $62.7M at 10.3% margin; 2022 $72.3M at 11.9% margin Growth driven by Leasing and Outsourcing & Advisory revenues partly offset by lower Capital Markets activity Adjusted EBITDA impacted by changes in service mix Full Year APAC (US$ millions)                           USD LC Revenue Growth 0% 4% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 25 GAAP Operating Earnings: 2023 $103.1M at 21.2% margin; 2022 $37.1M at 9.8% margin Growth driven by acquisitions and higher management fees from increased assets under management year over year Full Year Investment Management (US$ millions)                     USD LC Revenue Growth 29% 28% Revenue Growth* 38% 38% *excluding pass-through carried interest Revenues AEBITDA Pass - through carried interest Investment Management